NEWS RELEASE

TORONTO, December 30, 2004 – Brascan Corporation (NYSE: BNN; TSX: BNN.LV.A) and Brascan Financial Corporation announced today that the preferred shareholders of Brascan Financial approved the amalgamation of Brascan Financial and Trilon Holdings Inc. at a special meeting held this morning. It is expected that the amalgamation will be effective December 31, 2004, following which the amalgamated corporation will amalgamate with Brascan Corporation with an effective date of January 1, 2005.

As a result of these amalgamations, Brascan Corporation will assume all of the assets and liabilities of Brascan Financial and the existing Class I and II preferred shares issued by Brascan Financial will be exchanged for new Class A preferred shares of Brascan Corporation with substantially identical terms and conditions. Preferred shareholders of Brascan Financial do not need to take any action to receive their Class A preferred shares of Brascan Corporation. The existing public debt of Brascan Financial will become obligations of Brascan Corporation.

The Toronto Stock Exchange has conditionally approved the listing of the Class A preferred shares, Series 13 and 14, of Brascan Corporation to be issued to holders of the publicly traded preferred shares of Brascan Financial. It is expected that these shares will trade under the stock symbols BNN.PR.K and BNN.PR.L. These shares will commence trading on the Toronto Stock Exchange in the next few weeks, subject to Brascan fulfilling all of the requirements of the Toronto Stock Exchange. Until that time, the preferred shares will continue to trade under the stock symbols BNF.PR.A, BNF.PR.B and BNF.PR.C.

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Brascan Financial Corporation is an asset management company. Brascan Financial’s clients include governments, institutions, corporations and high net worth individuals. Brascan Financial also provides select business services and is active in the capital markets.

Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of $19 billion and a further $7 billion of assets under management. This includes 70 premier office properties and 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbols BNN and BNN.LV.A respectively. For more information, please visit our web site at www.brascancorp.com

This press release does not constitute an offer of securities in the United States, and the securities may not be offered in the United States absent registration or an exemption from registration.  Any offer or issuance to be made in the United States will be made by means of a prospectus or other document that will contain detailed information about Brascan Corporation and its management, as well as financial statements, and can be obtained from Brascan Corporation or Brascan Financial Corporation.

For more information, please visit our web site at www.brascancorp.com or contact:

Brian D. Lawson
Chief Financial Officer
Tel:    416-363-0061

Note: This press release and attachments contain “forward-looking statements” concerning the amalgamation of Brascan Corporation and Brascan Financial within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.